June 2, 2025
Deborah O’Neal
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EA Series Trust (the “Trust”)
Post-Effective Amendment No. 460 to the Registration Statement on Form N-1A (the “Amendment”)
File Nos.: 333-195493 and 811-22961
Castellan Targeted Equity ETF and Castellan Targeted Income ETF

Dear Ms. O’Neal:
This correspondence responds to comments to the Trust received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Castellan Targeted Equity ETF and Castellan Targeted Income ETF, each a series of the Trust (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1:Please file your responses as correspondence at least five business days prior to filing a 485(b) and reflect any disclosure changes in correspondence or send a redline showing all changes to the Staff. Please apply comments to similar disclosures throughout the document.
Response: The Registrant acknowledges this comment.
Comment 2:Please include a completed fee table and expense example for each Fund in the response letter.
Response: The Registrant has provided the completed fee table and expense examples, which are the same for each Fund, as part of this response – see Exhibit A.
Comment 3:In the Principal Investment Risks section for the Castellan Targeted Equity ETF, the Staff notes that the Registrant has included disclosure on growth investing risk and momentum style risk. Please consider expanding your discussion of growth investing and momentum style investing in the Principal Investment Strategies section.
Response: The Registrant notes that, in the first paragraph of the Principal Investment Strategies section, the Registrant mentions investing in companies that satisfy its “growth at a reasonable price” or “GARP” strategy. In addition, the Registrant notes that in the “Equity Sleeve” section there is discussion of the factors considered by the Sub-Adviser when selecting investments for the Fund and, as part of that discussion, there is mention of “recent price momentum” as one of the factors considered by the Sub-Adviser when pulling together its list of buy candidates. The Registrant believes the mention of GARP investing coupled with the factors it considers when selecting investments for the Fund sufficiently describes its growth investment strategy. In addition, since “recent price momentum” is just one factor considered by the Sub-Adviser when selecting investments for the Fund, the Registrant does not want overemphasize that factor. Therefore, the Registrant is electing not to make any changes to the current investment strategies discussion in response to the above comment.
Comment 4:In the Principal Investment Risk section, to the extent known, list under “Sector Risk” the specific sectors in which a Fund may invest a significant portion of its assets or supplementally clarify that no such sectors have been identified.
Response: The Funds’ strategies do not seek exposure to particular sectors, so the Registrant does not know at this time what, if any, sector, or sectors, will receive significant investment. As a result, no specific sector risks have been added to the risk discussion for each of the Funds.
11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211
Practus, LLP ● Practus.com

Comment 5:Please consider adding the target market capitalization(s) to the Principal Investment Strategies section of the Castellan Targeted Income ETF.
Response: The Registrant has revised the Principal Investment Strategies section as indicated by the italicized text listed below.
“The Fund’s’s investment philosophy is based on the belief that dividend growth is a strong indicator of the quality of the company. Castellan believes that dividends are generally a sign of capital discipline, financial well-being, and business sustainability and that they are the hallmark of a high-quality company. At the end of this process, Castellan expects to invest the Fund’s assets in 20 to 25 mid- and large- capitalization dividend paying companies that satisfy its investment criteria.”
Comment 6:Please update the disclosure found on page 15 of the prospectus regarding the availability of the discussion of the Board’s approval of the advisory agreement and sub-advisory agreement to reference Form N-CSR.
Response: The Registrant has revised the disclosure to the following:
“A discussion regarding the basis for the Board’s approval of the Advisory Agreement and the Sub-Advisory Agreement with respect to the Funds will be available in each Fund’s first Form N-CSR.”

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If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.
Sincerely,
/s/ Wade Bridge
Wade Bridge
Partner

EXHIBIT A

FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.45%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.45%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$46	$144

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